Exhibit 99.1

DANAHER CORPORATION

2099 PENNSYLVANIA AVENUE, N.W.

12TH FLOOR

WASHINGTON, D.C. 20006

TELEPHONE (202)-828-0850   FAX (202)-828-0860

FOR IMMEDIATE RELEASE                                                                                                             CONTACT: Andy Wilson

                                                                                                                                                                       VP, Investor Relations

                                                                                                                                                                                    (202) 828-0850

DANAHER CORPORATION ANNOUNCES RECORD

THIRD QUARTER RESULTS

WASHINGTON, D.C., October 16, 2003 – Danaher Corporation (NYSE:DHR) announced today that net earnings for its third quarter ended September 26, 2003 were $138.6 million, 19% above the corresponding 2002 period earnings of $116.0 million.  Diluted earnings per share for the 2003 quarter were $0.87, an increase of 18% over the $0.74 reported for the 2002 third quarter.  Sales for the 2003 third quarter were $1,309.5 million, 14% higher than the $1,151.7 million for the quarter ended September 27, 2002.

For the nine month period ended September 26, 2003, net earnings were $366.9 million, up 21% from the $302.4 million reported in 2002 before the effect of a change in accounting related to goodwill.  Diluted earnings per share for the 2003 nine month period of $2.31 increased 18% from the $1.95 in 2002 before the effect of the accounting change.  Net earnings for the 2002 nine month period, after the effect of a first quarter $173.8 million non-cash charge for impairment of goodwill, were $128.7 million, or $0.85 per diluted share.  Sales of $3,805.1 million for the 2003 nine month period were 15% higher than the $3,302.3 million reported in 2002.

H. Lawrence Culp, Jr., President and Chief Executive Officer, stated, “We are again pleased to report record third quarter results.  Although we continue to operate in a challenging economic environment, we achieved an 18% increase in earnings per share for the quarter.  Sales for the quarter grew 14% compared to last year’s third quarter, driven primarily by revenues from recent acquisitions.  Operating cash flow was a record $619 million for the 2003 nine month period and 10% higher than in 2002.  Organic growth remains a priority.  We have recently seen some encouraging developments in our businesses, but we will continue to drive cost reductions to fund our targeted growth opportunities.”

Danaher Corporation is a leading manufacturer of Process/Environmental Controls and Tools and Components.  (www.danaher.com)

Statements in this release that are not strictly historical may be “forward-looking” statements, which involve risks and uncertainties. These include risks and uncertainties relating to customer and supplier relationships and prices, competition, market demand, litigation and other contingent liabilities, the integration and operation of acquired businesses, and economic, political, governmental and technological factors affecting the Company’s operations, markets, products, services and prices, among others, as set forth in the Company’s SEC filings.

DANAHER CORPORATION

CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS

(000’s omitted except per share amounts)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 26,	September 27,	September 26,	September 27,
	2003	2002	2003	2002
Net sales	$1,309,451	$1,151,721	$3,805,098	$3,302,254

Operating costs and expenses:
Cost of sales	766,948	691,648	2,270,310	2,021,740
Selling, general and administrative expenses	326,831	275,317	951,687	791,493
Gains on sale of real estate,net	(93)	(2,674)	(868)	(5,205)

Total operating expenses	1,093,686	964,291	3,221,129	2,808,028
Operating profit	215,765	187,430	583,969	494,226
Interest expense	(14,520)	(14,788)	(44,003)	(39,429)
Interest income	2,605	4,501	7,148	6,926
Earnings before income taxes and effect of accounting change	203,850	177,143	547,114	461,723
Income taxes	(65,232)	(61,114)	(180,226)	(159,294)
Net earnings, before effect of accounting change	138,618	116,029	366,888	302,429

Effect of accounting change, net of tax	—	—	—	(173,750)

Net earnings	$138,618	$116,029	$366,888	$128,679

Basic earnings per share:

Net earnings before effect of accounting change	$0.90	$0.76	$2.39	$2.02

Less: Effect of accounting change	—	—	—	(1.16)

Net earnings	$0.90	$0.76	$2.39	$0.86

Diluted net earnings per share:
Net earnings before effect of accounting change	$0.87	$0.74	$2.31	$1.95
Less: Effect of accounting change	—	—	—	(1.10)
Net earnings	$0.87	$0.74	$2.31	$0.85
Average common stock and common equivalent shares
outstanding:

Basic	153,538	151,842	153,200	149,432

Diluted	161,771	159,611	161,213	157,868

A complete copy of Danaher’s Form 10-Q financial statement is available on the Company’s website.  (www.danaher.com)